SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FOR IMMEDIATE RELEASE

COPEL ANNOUNCES 2006 RESULTS

Curitiba, Brazil, March 27, 2007- Companhia Paranaense de Energia- COPEL (NYSE: ELP / LATIBEX: XCOP / BOVESPA: CPLE3, CPLE5, CPLE6), a company that generates, transmits, and distributes power in the State of Paraná, announces today its operating results for the fourth quarter and full year of 2006. All figures included in this report are in thousands of Reais (R$1,000) and were prepared in accordance with Brazilian GAAP (corporate law).

HIGHLIGHTS
  COPEL’s consolidated financial statements present, in addition to the figures of the wholly-owned subsidiaries (COPEL Geração, COPEL Transmissão, COPEL Distribuição, COPEL Telecomunicações and COPEL Participações), those of Compagas, Elejor and UEG Araucária (companies in which Copel retains a majority stake).

  Annual Net Operating Revenues: R$ 5,385 million – 11% up year-on-year.

  Operating Income: R$ 1,837 million – an increase of 152% compared to the R$ 728 million recorded in 2005.

  Net Income: R$ 1,243 million (R$ 4.54 per thousand shares) versus R$ 502 million in 2005. Net income for the 4th quarter was R$ 310 million.

  In May, 2006, COPEL reversed R$ 416.4 million related to gas for UEG Araucária (final effect on the result).

  In December, 2006, COPEL reversed R$ 197.6 million to its result regarding the provisions for the COFINS tax on electric power operations from September of 1998 to June, 2001. The final effect on the result was R$130.4 million.

  EBITDA (earnings before interest, taxes, depreciation and amortization): R$ 1,976 million, 62% higher than in 2005 (R$ 1,218 million). Excluding the effect of the gas purchase reversal in May, and that of the COFINS tax reversal, in December, EBITDA would have totaled R$ 1,480 million.

  Return on Equity: 24.2%. Excluding the reversal effects, ROE would have been 13.6%.

  Billed power consumption remained flat with 2005 same levels. Copel Distribuição’s grid market (TUSD), comprising the captive market and all free customers within the Company’s concession area, grew by 3.5% in 2006.

Investor Relations – COPEL
ri@copel.com
www.copel.com/ir

Companhia Paranaense de Energia – COPEL
 2006 Results

1. MAIN EVENTS

- Dividends and interest on own capital: The Shareholders’ Annual Meeting to be held on April 2007 will vote on the proposal for the payment of R$ 123 million as Interest on Own Capital and R$ 157.9 million as dividends, totaling R$ 280.9 million, for the fiscal year 2006.

- Reversion of provisions for the gas purchase agreement: As a result of the agreement entered into by COPEL, Compagas, and Petrobras regarding the supply of gas to the Araucária Power Plant, in May 2006, the Company reversed R$ 416.4 million in provisions that had been constituted for this purpose.

- Reversal of provisions for COFINS: In December 2006, COPEL reversed the provision for COFINS on power transactions for the period from September 1998 to June 2001 to the result. This reversal, in the amount of R$ 197.6 million, was booked following a ruling by the Supreme Court in favor of the Company.

- Energy Market: COPEL Distribution’s grid market (TUSD) increased by 3.5% in 2006 (20,554 GWh) compared to the previous year.

Total power consumption billed by COPEL in 2006 remained stable compared to 2005, for a total of 18,691 GWh. The residential, commercial, and rural consumer segments grew by 3.7%, 5.4%, and 3.0%, respectively. Industrial consumption (including captive and free customers from COPEL Geração), however, fell 5.7% .

The charts below show the monthly variations of the electric power consumption billed by COPEL from 2004 through 2006:

- Debentures: On October 6, 2006, COPEL completed the R$ 600 million debenture issue, balance of the R$ 1 billion program filed with the CVM in April 2005. The operation was conducted by Banco do Brasil, with the participation of ABN-Amro/Real and Banif. This issue is to be paid off over five years, with semi-annual interest payments, yielding 104% of the Interbank Deposit Rate variation. These funds were used in early 2007 to pay off the outstanding debentures issued in 2002 and 1/3 of the debentures issued in 2005.

- UEG Araucária: On May 30th, 2006, COPEL acquired all the quotas in UEG Araucária Ltda. owned by El Paso (60% of the company’s capital) and officially received title to the Araucária Thermal Power Plant.

On December 28, 2006, the Araucária Thermal Power Plant Lease Agreement was signed between UEG Araucária and Petrobras. It expires on December 31, 2007, but may be extended by mutual agreement, for up to 12 months.

The monthly lease, which is set to cover all costs and taxes owed by UEG Araucária, is composed of a monthly fixed portion and a monthly variable portion.

The monthly fixed portion is R$ 13.14 per MWh multiplied by the reference power rating (428.35 MW) and by the number of hours of each month. The monthly variable portion, in the amount of R$ 33.23 per MWh, is calculated according to the actual power output.

On the same date, COPEL Generation and Petrobras entered into the Araucária Thermal Power Plant Operation and Maintenance Service Agreement. It will be in effect until December 31, 2008, or until the termination of the Lease Agreement, whichever occurs first. The monthly fee paid to the service provider is R$ 5.86 per MWh multiplied by the reference power rating (428.35 MW) and by the number of hours of each month.

- Mauá Hydroelectric Power Plant: At the third auction of power from new facilities on October 10, 2006, the consortium set up by COPEL (with a 51% interest) and Eletrosul (49%) was awarded the concession for the construction and operation of the Mauá Hydroelectric Power Plant, located on the Tibagi River in the State of Paraná and will have an installed capacity of 362 MW. The facility’s total power output (192 average MW) is committed under a 30-year contract, at a price of R$ 112.96/MWh, with supply starting in January 2011.

- Third Auction of Power from New Facilities: At the third auction of power from new facilities, held on October 10, 2006, COPEL Distribution acquired 57.7 average MW from hydroelectric sources, at R$ 120.86/MWh for a 30-year period and 54.3 average MW from thermal sources, at R$ 137.44/MWh for a 15-year period. Supply is set to begin on January 1st, 2011.

- CIEN: On January 3, 2007, COPEL and CIEN signed addenda to the Firm Power and Energy Supply Agreements, reducing contracted energy from 400 average MW to 175 average MW, to be supplied until December 31, 2007.

To make up for the volumes no longer secured under the CIEN agreements, COPEL acquired 159 average MW, at R$ 104.74/MWh, for the period from 2007 to 2014 at the A-1 Auction held on December 14, 2006, with a guarantee of continued neutrality for the Company.

On account of the negotiation and the amendments in these addenda, in the first quarter of 2007, COPEL will reverse approximately R$ 100 million of the provisions booked for the payment of outstanding amounts related to said agreements, now settled.

- COPEL’s shares in the ISE – the Bovespa’s Corporate Sustainability Index: COPEL’s shares will continue to be part of the São Paulo Stock Exchange’s Corporate Sustainability Index (ISE), whose portfolio comprises stock from companies which are committed to the principles of sustainability, which include social responsibility, protection of the environment, corporate ethics, and accounting transparency.

- The most admired utility companies of 2006: COPEL ranked 2nd among the 13 power generation and distribution companies evaluated by executives in the Carta Capital magazine rankings, just one percentage point behind the best ranked company. The most important factor for this evaluation was Ethics, followed by Management Quality, Product/Service Quality, and Respect for Customers.

2. HUMAN RESOURCES

COPEL closed the fourth quarter with 8,119 employees. On December 31, COPEL Distribuição recorded a customer-to-employee ratio of 574.

COPEL’s workforce is distributed as follows:
        COPEL Geração = 975 employees
        COPEL Transmissão = 970 employees
        COPEL Distribuição = 5,826 employees
        COPEL Telecomunicações = 318 employees
        COPEL Participações = 30 employees

COPEL’s subsidiaries, Compagas, Elejor and UEG Araucária, had 76, 6 and 5 employees, respectively.

3. OPERATING PERFORMANCE

COPEL Distribution’s grid market (TUSD), comprising the captive market plus all free customers within the Company’s concession area, increased by 3.5% in 2006 compared with the previous year.

COPEL Distribuição’s Grid Market

						GWh
	4Q06	4Q05	Chg. %	2006	2005	Chg. %
Grid Market (TUSD)	5,215	5,018	3.9	20,554	19,860	3,5

Retail Market

Total power consumption billed by COPEL from January through December 2006 amounted to 18,691 GWh, remaining almost at the same level as in the previous year (not including supply to small distributors in the State of Paraná).

Residential consumption, which accounted for 25.8% of COPEL’s market, grew by 3.7% in 2006. The average consumption by residential customer was 152.5 kWh/month, a figure 0.7% higher than the one recorded in the previous year.

Industrial consumption, including COPEL Geração’s free consumers, accounted for 38.5% of COPEL’s market in 2006, dropping by 5.7% on 2005. This drop was caused by lower industrial output due to a reduction in certain commodities’ international prices; by the appreciation of the real; and by the decision of certain customers to migrate partially or fully to the free market.

Commercial consumption, which accounted for 18.2% of COPEL’s market during the period, recorded the best performance among major consumer segments, moving up by 5.4% . This expansion resulted from the tertiary sector’s favorable conditions (particularly the wholesale, retail, hotel and food segments), coupled with the increase in the number of customers (2.1% higher than the figure recorded in December 2005).

Rural consumption increased by 3.0% in 2006 and accounted for 7.7% of COPEL’s market. This result was due mostly to the long drought, which demanded greater use of irrigation. Average rural consumption increased by 2.7% compared to the previous year, reaching 363.1 kWh/month.

In December, COPEL had 3,345,331 customers, 88,747 more than in December/05, an increase of 2.7% .

Consumption per Segment

						GWh
Segment	4Q06	4Q05	Chg. %	2006	2005	Chg. %
Residential	1,242	1,167	6.4	4,826	4,653	3.7
Industrial (including free customers)	1,779	1,913	(7.0)	7,200	7,638	(5.7)
Commercial	877	820	7.0	3,407	3,231	5.4
Rural	354	338	4.9	1,431	1,389	3.0
Others	460	451	1.8	1,827	1,785	2.3
COPEL Total	4,712	4,689	0.5	18,691	18,696	-

4. FINANCIAL AND OPERATING PERFORMANCE

Revenues

In 2006, net operating revenues totaled R$ 5,384.6 million, 11.3% up on the R$ 4,838.7 million recorded in 2005.

The upturn was primarily due to:

(i) average discounts of 4.4% in the retail tariff as of August 1, 2005 and 5.12% as of 24 June 2006. It is worth noting that COPEL Distribuição is currently applying the full rates approved by ANEEL Resolution 345 of June 20, 2006.

(ii) higher “supply” revenue mainly as a result of the expiration of the initial agreement between Copel Geração and Copel Distribuição (excluded in the consolidated figures) and the consequent sale of 368 average MW at the first old energy auction for the 2006-2013 period. The Company also booked:

       (a) revenue from Araucária’s emergency output order as of September 09, in the amount of R$ 87.1 million, and

       (b) increase in the revenue from bilateral contract to supply Celesc (from 380 average MW in 2005 to 480 average MW in 2006);

(iii) the increase in “use of transmission plant”, due to the 9.1% adjustment ratified by Aneel Resolution 150/2005, of July 1, 2005 and the tariff adjustment for distribution grid usage (TUSD) ratified by Aneel Resolution 345/2006; and

(iv) the increase in “gas sale revenue”, due to higher gas distribution to third parties.

Gross Revenue

					R$ thousand
Revenues	4Q06	3Q06	4Q05	2006	2005
Residential	463,233	441,154	470,973	1,884,064	1,856,980
Industrial	464,842	441,869	445,471	1,751,728	1,649,222
Commercial	299,259	286,246	290,270	1,172,065	1,092,912
Rural	58,819	54,791	61,032	242,533	242,188
Other segments	112,516	112,641	114,849	449,732	434,581
Electricity sales to final
customers	1,398,669	1,336,701	1,382,595	5,500,122	5,275,883
Electricity sales to distributors	355,838	364,357	248,544	1,290,976	949,937
Use of transmission grid	60,732	79,735	68,167	283,773	267,996
Telecom revenues	19,042	12,322	19,146	58,054	57,075
Piped gas distribution	62,132	59,150	48,976	227,081	181,382
Other	14,599	16,677	19,236	61,320	69,025
Total	1,911,012	1,868,942	1,786,664	7,421,326	6,801,298

Deductions from Operating Revenues

The table below shows COPEL’s deductions from operating revenues:

					R$ thousand
Revenue deductions	4Q06	3Q06	4Q05	2006	2005
ICMS	(358,728)	(360,573)	(361,963)	(1,428,729)	(1,373,494)
PASEP/COFINS	(128,951)	(120,217)	(127,436)	(547,314)	(441,392)
RGR	(15,623)	(15,731)	(16,169)	(57,927)	(63,817)
Other	(495)	(449)	(12,609)	(2,748)	(83,891)
TOTAL	(503,797)	(496,970)	(518,177)	(2,036,718)	(1,962,594)

The decrease in “other deductions from operating revenues” results from the end of the collection of the emergency capacity charge as provided for by ANEEL Resolution 204, dated December 22nd, 2005.

Operating Costs and Expenses

In 2006, operating costs and expenses totaled R$ 3,781.2 million, 4.3% lower than the R$3,949.6 million recorded in 2005. The main highlights were:

  Energy purchased for resale remained in line with 2005 levels. The main amounts booked were: R$ 335.4 million from ITAIPU, R$ 227.4 million from CIEN, R$ 87.7 million from Itiquira and R$ 654.1 million from the energy auction. In addition, R$ 45.2 million was booked as passive CVA.

  The 0.8% increase in the “use of transmission grid” was due to the tariff adjustment confirmed by Aneel Resolution 150, of July 1, 2005, in addition to the net effects of CVA;

  “Personnel” expenses moved up by 13.3%, chiefly due to the pay rises of 5.9% and 3.5% in October 2005 and 2006, respectively, and the increase in the number of employees.

  The 144.7% upturn in “pension plan and other benefits” was a result of the booking of estimated costs for 2006, according to actuarial criteria, in compliance with CVM Deliberation 371/2000, and the increase in the workforce. Charges related to the Plano Previdenciário III migration agreement, amounting to R$ 69.6 million in 2005 and R$54.7 million in 2006, were reclassified and are now booked under financial expenses.

  “Material” grew by 8.6% compared to 2005, reflecting increased purchases of fuel and auto parts and materials for the electrical system.

  “Raw material and supply for electric power production” reflected the reversal of R$ 298.1 million due to the agreement established in May between COPEL, Petrobras and Compagas, related to natural gas for the Araucária Plant.

  The line “natural gas and supply for the gas business” refers to all the natural gas acquired by Compagas from Petrobras. The increase of 24.9% is a result of the growth in the volume of gas acquired for resale, in turn chiefly due to the fact that UEG
  Araucária began to operate under emergency conditions as of September 9, 2006, at the request of the ONS (National Electrical System Operator).

  The increase in “third-party services” was mainly due to higher costs from technical consulting, electrical system maintenance and data processing and transmission.

  The upturn in “depreciation and amortization” was caused by the entry of new fixed assets in use related to Elejor and UEG Araucária.

  The increase in “regulatory charges” was chiefly due to the higher amount booked under the Fuel Consumption Account (CCC) and the Energy Development Account (CDE), offset by the lower financial compensation for the use of water resources in the period. In 2006, the Company booked R$ 278.1 million under the CCC, R$165.7 million under the CDE, R$ 39.4 million as financial compensation for the use of water resources and R$16,0 million as Aneel’s oversight fees.

  The figures under “energy research, development and efficiency” obey the criteria for investments in such programs as defined in Aneel Resolution 176, of December 28, 2005.

  “Taxes” dropped by 82.7% compared to 2005, due to fines from the State of Paraná Revenue Department - SEFA in 2005, as a result of the inappropriate registration of rural consumers – which is a non-recurring fact.

  The line “provisions and reversions” includes the reversal of the COFINS tax provisions, in the amount of R$197.6 million, in December, 2006, partially offset by the bookings related to Energética Rio Pedrinho (R$ 25.0 million) and Consórcio Salto Natal Energética (R$ 23.8 million).

  The variation in “other operating expenses” arises mainly from the increase in the provision for the charges related to the Elejor concession as well as from the increase in donations, contributions and subsidies conferred under the Rouanet Law and the Fund for the Rights of Children and Adolescents, which are fully covered by tax waivers.

Breakdown of Operating Expenses

				R$ thousand
Operating Expenses	4Q06	3Q06	4Q05	2006	2005
Energy purchased for resale	(384,381)	(368,197)	(306,903)	(1,439,744)	(1,436,330)
Use of transmission grid	(125,634)	(128,585)	(155,746)	(534,780)	(530,798)
Personnel	(235,608)	(136,524)	(189,843)	(641,885)	(566,455)
Pension plans and other benefits	17,254	(29,276)	43,934	(73,010)	(29,831)
Material	(18,419)	(16,133)	(18,178)	(67,858)	(62,465)
Raw material and supply for electric power production	(4,112)	(4,002)	(2,469)	280,579	(62,070)
Natural gas purchase for resale and
supplies for the gas business	(63,282)	(63,131)	(24,698)	(177,702)	(142,294)
Third-party services	(62,599)	(61,223)	(53,324)	(226,779)	(197,151)
Depreciation and amortization	(97,537)	(99,164)	(83,842)	(372,395)	(328,906)
Regulatory charges	(144,493)	(132,985)	(97,645)	(499,118)	(429,666)
Electric efficiency and development
research	(10,581)	(12,687)	(37,384)	(52,265)	(46,771)
Taxes	(1,456)	(652)	1,191	(7,351)	(42,510)
Provisions and Reversions	186,266	(13,628)	(12,338)	80,668	(65,068)
Expenses recoverable	9,676	10,159	9,621	42,644	41,073
Other operating expenses	(25,658)	(20,109)	(17,218)	(92,219)	(50,312)
Total	(960,564)	(1,076,137)	(944,842)	(3,781,215)	(3,949,554)

CVA (Deferred Regulatory Assets)

The following table shows the changes in balances from deferred tariff costs updated by the SELIC interest rate in 2006:

				R$ thousand
	Balance				Transf.	Balance
Parcel A Movement	as of	Deferral	Amortization	Monetary		as of
	12/31/05			restatement		09/30/06
Asset

Purchased energy (Itaipu)	22,712	42,360	(48,582)	11,938	-	28,428
Transport of purchased energy	3,227	2,361	(4,184)	791	-	2,195
Use of transmission grid charges	70,293	13,072	(88,264)	9,777	5,821	10,699
Energy Development Account – CDE	16,525	23,016	(28,984)	5,390	-	15,947
Electric Power Services Fee – ESS	10,443	12,717	(16,479)	3,760	-	10,441
Fuel Consumption Account – CCC	13,546	25,007	(24,499)	3,427	-	17,481
Proinfa	-	14,406	(6,357)	1,020	-	9,069
Purchased energy (CVA)	-	8,061	-	-	-	8,061

TOTAL	136,746	141,000	(217,349)	36,103	5,821	102,321

Liabilities

Energy purchased for resale	48,936	147,894	(88,468)	25,837	-	134,199
Itaipu	41,640	(22,530)	(18,991)	(119)	-	-
CCC	-	17,866	-	528	-	18,394
Use of transmission grid charges	-	2,321	-	1,012	5,821	9,154
Transport of purchased energy	-	805	-	(1)	-	804

TOTAL	90,576	146,356	(107,459)	27,257	5,821	162,551

EBITDA

EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$ 1,975.8 million in 2006, 62.2% up in 2005 (R$ 1,218.1 million). Excluding the reversal of the gas acquired by UEG Araucaria and the COFINS tax, would have totaled R$ 1,480.2 million.

Financial Result

Financial revenue moved up by 84,0% over 2005 primarily due to the May booking of R$283.2 million related to the discounts obtained in the negotiations between Copel, Petrobras and Compagas on the gas purchase agreement for UEG Araucária. Other factors leading to this result include (i) the increase in the IGP-DI, the rate used to adjust CRC’s contract with the Paraná State Government, (ii) higher revenue from financial investments, due to a higher cash position in the period and (iii) gains from derivative operations (R$ 22.4 million).

Financial expenses dropped by 13.7%, essentially due to the reversal of two non-recurring events in 2005: Compagas’ contractual penalties of R$ 190.9 million and charges regarding derivative operations, in the amount of R$ 42.0 million. Charges in the Plano Previdenciário III migration agreement, amounting to R$69.6 million in 2005 and R$54.7 million in 2006, have also been reclassified, from “pension plan and other benefits”.

Operating Result

COPEL’s 2006 operating result totaled R$ 1,837.2 million, directly influenced by the reversals of amounts related to the UEG Araucária gas contract and the provisions for the COFINS tax. However, even if we ignore this effect, the period operating result was still 36.5% up on 2005.

Non-operating Income

Non-operating income reflects basically the net effect of the disposal of property and rights from the permanent assets and R$ 16.4 million in equity investments from UEG Araucária.

Net Income

In 2006, COPEL’s net income totaled R$ 1,242.7 million, including the net effects of the UEG Araucária gas contract (R$ 416.4 million) and the reversal of the COFINS tax (R$ 130.4 million). Excluding these effects, net income would have totaled R$ 695.9 million, 38.5% up on the R$ 502.4 million recorded in the previous year. In the 4Q06, net income came to R$ 310.2 million.

5. BALANCE SHEET AND CAPEX

Assets

On December 31, 2006, COPEL’s total assets stood at R$ 11,934.6 million.

COPEL’s 2006 capex totaled R$ 930.6 million, R$ 41.9 million of which allocated to power generation projects, R$ 142.8 million to transmission projects, R$ 282.2 million to distribution works, R$ 30.1 million to telecommunications and R$ 433.6 million to the acquisition of UEG Araucária.

Elejor and Compagas, whose balance sheets are consolidated with COPEL’s, invested, R$ 59.9 million in power generation and R$ 10.9 million in gas pipelines, respectively.

Liabilities and Shareholders’ Equity

On December 31, 2006, COPEL’s total consolidated debt amounted to R$2,596.9 million, representing a debt/equity ratio of 40.7% . In this quarter, specifically, the debt ratio increased due to R$ 600 million raised in October 6, 2006, used in the beginning of 2007, to pay off the balance of the debentures issued in 2002 and amortize1/3 of the debentures issued in 2005.

As a subsequent event, Copel took out from Banco do Brasil a loan of up to R$353 million to pay existing debts. Two new operations had been contracted by February 28, 2007, one in the amount of R$ 29 million, with a 7-year maturity, at 106.5% of the CDI p.a. and another in the amount of R$ 231 million, with a 7-year maturity, at 106.2% of the CDI p.a..

Considering the debt’s payment and the rollover issue mentioned above occurred in the beginning of 2007, and Elejor’s and Compagas’ debts, COPEL’s debt/equity ratio would have stood at 26.3% .

COPEL’s shareholders’ equity came to R$ 6,376.3 million, 16.2% more than in December and equivalent to R$ 23.30 per thousand shares.

Debt Profile

			R$ thousand
Foreign Currency	Short Term	Long Term	Total
IDB	22,084	71,380	93,464
National Treasury	9,243	92,787	102,030
Eletrobras	6	46	52
Banco do Brasil S/A	4,723	8,884	13,607
Total Foreign Currency	36,056	173,097	209,153

Local Currency	Short Term	Long Term	Total
Eletrobras – COPEL	47,552	290,095	337,647
Eletrobras – Elejor	-	49,353	49,353
BNDES	6,418	25,725	32,143
Debentures – COPEL	822,404	866,680	1,689,084
Debentures – Elejor	15,951	262,550	278,501
Other	126	920	1,046
Total Local Currency	892,451	1,495,323	2,387,774

TOTAL	928,507	1,668,420	2,596,927

6. ADDITIONAL INFORMATION

Main operational and financial indicators

As of December 31, 2006

Generation
Number of plants - COPEL Geração:	18 (17 hydro and 1 thermal)
Number of power plants - COPEL Participações:	06 (04 hydro, 1 thermal and 1 eolic)
Total installed capacity - COPEL Geração:	4,550 MW
Total installed capacity - COPEL Participações:	600 MW
Number of automated power plants - COPEL Geração:	12
Number of step-up substations - COPEL Participações:	03
Number of step-up substations - COPEL Geração:	11
Number of automated step-up substations - COPEL Geração:	10
Availability of generating units over 10 MW - COPEL Geração:	94.74%

Transmission
Transmission lines:	7,210 km
Number of substations:	129
Number of automated substations:	129
Installed substation capacity:	16,044 MVA

Distribution
Distribution lines:	165,757 km
Number of substations:	237
Number of automated substations:	215
Installed capacity in13,8kV and 34,5kV substations:	1,624 MVA
Number of localities served:	1,111
Number of municipalities served:	393
Number of customers:	3,345,331
DEC (outage duration per customer, in hours and hundreds of an hour):	14.79
FEC (outage frequency per customer):	13.65 times

Telecommunication
Optical cable – main ring:	4,704 km
Self sustained optical cable:	4,542 km
Number of cities served:	170
Number of customers:	389

Administration
Number of employees (wholly-owned subsidiaries):	8,119
Customer per distribution employee:	574

Financial
Book Value (per 1,000 shares):	R$ 23.30
EBITDA:	R$ 1,975.8 million
Liquidity (Current Ratio)	1.20

Average Tariff Energy Purchased

			R$/MWh
Tariff	December 2006	December 2005	Change %
Auction – CCEAR 2005-2012	61.84	57.50	7.5
Auction – CCEAR 2006-2013	72.72	-	-
CIEN	70.85	88.24	(19.7)
Itaipu *	85.46	90.95	(6.0)
(*) Transport tariff included (Furnas)

Retail Tariffs

			R$/MWh
Tariff	December 2006	December 2005	Change %
Residential	242.48	268.90	(9.8)
Industrial	187.60	171.68	9.3
Commercial	227.52	234.87	(3.1)
Rural	151.73	164.20	(7.6)
Other	174.23	177.39	(1.8)
Total	206.70	209.52	(1.3)
ICMS not included

The drop in December 2006 rates was due to:

(i) the end of the collection of 9.05% in connection with Portion A (CVA) amounts and financial components outside the range of the annual rate review, which was in effect until June 23, 2006. As of June 24, 2006, this percentage fell to 0.21%; and

(ii) the average rate for the industrial category reflects the phased out of the cross subsidies between high and low voltage customer groups, in compliance with Decree no. 4,667/2003.

Energy Supply Tariff

			R$/MWh
Tariff	December 2006	December 2005	Change %
Small wholesale concessionaries	86.19	81.23	6.1
Auction – CCEAR 2005-2012	61.76	57.51	7.4
Auction - CCEAR 2006-2013	72.63	-	-

Energy Flow

GWh
Source	2006
Own Generation	10,358
Purchased energy	28,874
Itaipu	4,665
Auction – CCEAR	11,332
Cien	3,504
MRE/CCEE	6,527
Others	2,846
Total Available Power	39,232
State Demand	17,969
Retail	17,511
Concessionaires	458
Free Customers	1,179
Bilateral Agreements	4,287
Auction – CCEAR	11,174
MRE/CCEE	1,814
Losses and differences	2,809
Basin network losses	762
Distribution losses	1,841
CG contract allocation	206

CCEAR = Energy purchase agreements in the regulated market
MRE = Energy Reallocation Mechanism
CCEE = Electric Power Trade Chamber
CG = Center of gravity of the Submarket (difference between hired energy and energy received from CG).
Amounts subject to changes after settlement by CCEE.

Shareholding Structure (on 12/31/2006)

						Millions of shares - Dec/06

Shareholders	COMMON	%	Preferred "A"	%	Peferred "B"	%	TOTAL	%

State of Paraná	85,029	58.6	-	-	14	0.0	85,042	31.1
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	24.0
ELETROBRÁS	1,531	1.1	-	-	-	-	1,531	0.6
Free Float	19,611	13.5	121	30.3	100,783	78.6	120,515	44.0
BOVESPA	15,293	10.5	121	30.3	68,583	53.5	83,997	30.7
NYSE	4,318	3.0	-	-	32,145	25.1	36,464	13.3
MADRID	-	-	-	-	54	0.0	54	0.0
Other	562	0.4	279	69.7	146	0.1	987	0.4

TOTAL	145,031	100.0	400	100.0	128,225	100.0	273,655	100.0

7. FINANCIAL STATEMENTS

COMPANHIA PARANAENSE DE ENERGIA CNPJ 76.483.817/0001 -20 Public Company - CVM 1431-1 www.copel.com copel@copel.com

SUMMARIZED FINANCIAL STATEMENTS

Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

ASSETS

	03/31/2006	06/30/2006	09/30/2006	12/31/2006	12/31/2005

CURRENT
Cash in hand	1,150,459	691,373	908,083	1,504,004	1,131,766
Customers and distributors	988,606	989,850	1,070,074	1,065,267	945,734
Allowance for doubtfull accounts	(81,978)	(112,729)	(134,223)	(111,726)	(79,073)
Third-parties services, net	8,489	9,389	9,002	13,399	7,349
Dividends receivable	2,573	1,436	1,373	2,019	3,665
Services in progress	11,625	14,716	17,341	20,038	12,132
CRC transferred to State Government	32,338	33,057	33,910	35,206	31,803
Taxes and social contributions paid in advance	103,682	148,790	130,510	235,084	131,038
Account for compensation of "Portion A"	86,018	139,427	107,794	90,048	128,187
Regulatory Assets - PASEP/COFINS	25,081	13,102	11,399	3,408	43,876
Bonds and linked deposits	44,271	21,267	39,892	68,565	43,746
Material and supplies	44,344	38,805	48,133	51,444	36,590
Other	43,858	60,508	58,382	36,878	33,430

	2,459,366	2,048,991	2,301,670	3,013,634	2,470,243

NON-CURRENT
Long-term assets
Customers and distributors	99,996	104,023	99,654	108,157	104,483
CRC transferred to State Government	1,144,591	1,148,281	1,148,978	1,158,898	1,150,464
Taxes and social contributions paid in advance	523,615	472,968	493,640	382,527	526,506
Judicial Deposits	149,775	151,525	159,221	140,954	129,491
Account for compensation of "Portion A"	8,735	9,211	11,544	12,273	8,559
Regulatory Assets - PASEP/COFINS	49,173	20,361	-	-	43,608
Bonds and linked deposits	25,096	22,714	22,818	24,630	27,041
Intercompany receivables	35,722	36,040	36,319	-	35,357
Other	15,350	20,263	14,628	11,909	16,576
	2,052,053	1,985,386	1,986,802	1,839,348	2,042,085

Investments	416,375	436,970	450,620	305,968	414,320
Property, plant and equipment	6,000,881	6,523,382	6,532,569	6,711,686	5,948,104
Intangible	41,661	44,426	42,458	40,783	43,187
Deferred	5,314	33,665	28,375	23,204	5,375

	8,516,284	9,023,829	9,040,824	8,920,989	8,453,071

TOTAL	10,975,650	11,072,820	11,342,494	11,934,623	10,923,314

LIABILITIES AND SHAREHOLDERS' EQUITY

	03/31/2006	06/30/2006	09/30/2006	12/31/2006	12/31/2005

CURRENT
Loans and financing	90,924	89,868	94,018	90,152	99,253
Debentures	723,043	772,528	770,476	838,355	115,703
Suppliers	1,265,631	443,723	516,583	392,218	1,162,109
Taxes and social contributions	207,193	238,726	298,322	311,085	381,980
Interest on own capital	115,429	40,429	113,976	277,421	114,467
Accrued payroll costs	109,482	93,830	106,402	134,218	108,326
Pension plan and other post-retirement benefits	126,415	128,420	126,899	133,635	132,902
Account for compensation of "Portion A"	64,020	116,889	101,028	110,498	65,664
Regulatory charges	59,429	42,666	42,264	60,173	41,265
Electric efficiency and development research	89,975	147,908	161,473	174,316	73,194
Other	34,847	37,348	49,808	59,298	34,501

	2,886,388	2,152,335	2,381,249	2,581,369	2,329,364

NON-CURRENT
Loans and financing	565,339	553,181	550,819	539,190	602,624
Debentures	530,252	523,079	526,246	1,129,230	1,226,525
Provision for contingencies	496,200	549,214	473,935	222,473	408,577
Debt with related party	-	50,333	50,333	1	-
Suppliers	152,251	325,393	303,301	234,212	176,609
Taxes and social contributions	38,809	42,534	37,775	24,084	37,235
Pension plan and other post-retirement benefits	486,198	476,504	471,147	495,759	486,854
Account for compensation of "Portion A"	14,548	11,702	40,084	52,053	24,912
Customers	1,465	-	-	-	-
Other	-	-	-	8,960	-

	2,285,062	2,531,940	2,453,640	2,705,962	2,963,336

MINORITY INTEREST	146,363	197,971	197,051	271,022	143,431

SHAREHOLDERS' EQUITY
Capital stock	3,480,000	3,875,000	3,875,000	3,875,000	3,480,000
Capital reserves	817,293	817,293	817,293	817,293	817,293
Revaluation reserve	-	-	11,882	-	-
Income reserves	1,360,544	1,498,281	1,606,379	1,683,977	1,189,890

	5,657,837	6,190,574	6,310,554	6,376,270	5,487,183

TOTAL	10,975,650	11,072,820	11,342,494	11,934,623	10,923,314

QUARTERLY INCOME STATEMENT

Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

	4Q2005	1Q2006	2Q2006	3Q2006	4Q2006	12/31/2006	12/31/2005

OPERATING REVENUES
Electricity sales to final customers	1,382,595	1,387,612	1,377,140	1,336,701	1,398,669	5,500,122	5,275,883
Electricity sales to distributors	248,544	281,687	289,094	364,357	355,838	1,290,976	949,937
Use of transmission plant	68,167	69,224	74,082	79,735	60,732	283,773	267,996
Telecom revenues	19,146	13,873	12,817	12,322	19,042	58,054	57,075
Piped gas distribution	48,976	49,952	55,847	59,150	62,132	227,081	181,382
Other revenues	19,236	13,277	16,767	16,677	14,599	61,320	69,025
	1,786,664	1,815,625	1,825,747	1,868,942	1,911,012	7,421,326	6,801,298

DEDUCTIONS FROM OPERATING REVENUES	(518,177)	(502,020)	(533,931)	(496,970)	(503,797)	(2,036,718)	(1,962,594)

NET OPERATING REVENUES	1,268,487	1,313,605	1,291,816	1,371,972	1,407,215	5,384,608	4,838,704

OPERATING EXPENSES
Eletricity purchased for resale	(306,903)	(359,555)	(327,611)	(368,197)	(384,381)	(1,439,744)	(1,436,330)
Charges for the use of transmission grid	(155,746)	(158,060)	(122,501)	(128,585)	(125,634)	(534,780)	(530,798)
Payroll	(189,843)	(130,513)	(139,240)	(136,524)	(235,608)	(641,885)	(566,455)
Pension plan	43,934	(31,505)	(29,483)	(29,276)	17,254	(73,010)	(29,831)
Material	(18,178)	(16,078)	(17,228)	(16,133)	(18,419)	(67,858)	(62,465)
Raw material and supplies for generation of electricity	(2,469)	(6,146)	294,839	(4,002)	(4,112)	280,579	(62,070)
Natural gas and supplies for the gas business	(24,698)	(23,681)	(27,608)	(63,131)	(63,282)	(177,702)	(142,294)
Third-party services	(53,324)	(51,097)	(51,860)	(61,223)	(62,599)	(226,779)	(197,151)
Depreciation and amortization	(83,842)	(85,437)	(90,257)	(99,164)	(97,537)	(372,395)	(328,906)
Regulatory charges	(97,645)	(137,182)	(84,458)	(132,985)	(144,493)	(499,118)	(429,666)
Electric efficiency and development research	(37,384)	(22,627)	(6,370)	(12,687)	(10,581)	(52,265)	(46,771)
Taxes	1,191	(5,110)	(133)	(652)	(1,456)	(7,351)	(42,510)
Provisions and reversions	(12,338)	(3,197)	(88,773)	(13,628)	186,266	80,668	(65,068)
Expenses recoverable	9,621	13,130	9,679	10,159	9,676	42,644	41,073
Other	(17,218)	(17,949)	(28,503)	(20,109)	(25,658)	(92,219)	(50,312)

	(944,842)	(1,035,007)	(709,507)	(1,076,137)	(960,564)	(3,781,215)	(3,949,554)

RESULT OF OPERATIONS	323,645	278,598	582,309	295,835	446,651	1,603,393	889,150

FINANCIAL INCOME (EXPENSES)
Financial income	127,794	115,308	414,423	75,159	124,313	729,203	396,279
Financial expenses	(227,627)	(122,645)	(54,501)	(116,991)	(195,049)	(489,186)	(566,847)
	(99,833)	(7,337)	359,922	(41,832)	(70,736)	240,017	(170,568)

EQUITY INVESTMENT	1,914	1,930	(3,208)	2,484	(7,393)	(6,187)	9,065

OPERATING INCOME (EXPENSES)	225,726	273,191	939,023	256,487	368,522	1,837,223	727,647

NON-OPERATING INCOME (EXPENSES)	(1,547)	(3,652)	(41,234)	(1,303)	23,212	(22,977)	(10,646)

INCOME (LOSS) BEFORE INCOME TAX
AND SOCIAL CONTRIBUTION	224,179	269,539	897,789	255,184	391,734	1,814,246	717,001

INCOME TAX AND SOCIAL CONTRIBUTION	(27,493)	(94,985)	(324,901)	(64,004)	(73,788)	(557,678)	(198,200)

NET INCOME (LOSS) BEFORE MINORITY INTEREST	196,686	174,554	572,888	191,180	317,946	1,256,568	518,801

MINORITY INTEREST	(3,371)	(3,900)	(3,141)	918	(7,765)	(13,888)	(16,424)

NET INCOME (LOSS)	193,315	170,654	569,747	192,098	310,181	1,242,680	502,377

EARNING PER THOUSAND SHARES	0.7064	0.6236	2.0820	0.7020	1.1335	4.5410	1.8358

8. FINANCIAL STATEMENTS - SUBSIDIARIES

COMPANHIA PARANAENSE DE ENERGIA CNPJ 76.483.817/0001 -20 Public Company - CVM 1431-1 www.copel.com copel@copel.com

SUMMARIZED FINANCIAL STATEMENTS
as of December 31, 2006
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

ASSETS	GER	TRA	DIS	TEL	PAR

CURRENT
Cash in hand	557,355	59,698	132,854	237	169,158
Customers and distributors, net	149,041	48,757	731,734	-	76,939
Third-parties services, net	620	116	45	15,465	-
Services in progress	4,028	3,457	12,322	-	231
CRC transferred to State Government	-	-	35,205	-	-
Taxes and social contributions paid in advance	18,813	3,515	186,679	2,860	4,453
Account for compensation of "Portion A"	-	-	90,048	-	-
Regulatory Assets - PASEP/COFINS	-	-	3,408	-	-
Bonds and linked deposits	22,688	2,754	33,714	-	9,409
Other	7,830	3,033	26,603	625	9,368
Material and supplies	138	9,870	32,333	8,560	543
	760,513	131,200	1,284,945	27,747	272,076
NON-CURRENT
Long-term assets
Customers and distributors	27,109	-	81,048	-	18,901
CRC transferred to State Government	-	-	1,158,898	-	-
Taxes and social contributions paid in advance	47,861	38,742	213,232	9,586	12,006
Judicial Deposits	8,124	16,937	67,297	100	561
Account for compensation of "Portion A"	-	-	12,273	-	-
Regulatory Assets - PASEP/COFINS	-	-	-	-	-
Bonds and linked deposits	-	5,140	19,490	-	-
Intercompany receivables	368,622	-	-	-	-
Other	4,354	56	5,546	-	1,953
	456,070	60,875	1,557,784	9,686	33,421

Investments	4,150	2,257	419	-	294,480
Property, plant and equipment	2,862,926	1,195,446	1,157,613	183,518	1,312,183
Intangible	853	24,366	13,418	1,748	398
	3,323,999	1,282,944	2,729,234	194,952	1,663,686

TOTAL	4,084,512	1,414,144	4,014,179	222,699	1,935,762

GER: Geração. TRA: Transmissão. DIS: Distribuição. TEL: Telecomunicação. PAR: Participações

LIABILITIES AND SHAREHOLDERS' EQUITY	GER	TRA	DIS	TEL	PAR

CURRENT
Loans and financing	52,885	16,047	14,802	-	6,418
Debentures	-	-	637,329	-	15,951
Suppliers	46,808	4,384	335,237	4,050	59,860
Taxes and social contributions	93,946	13,389	184,127	1,452	3,986
Interest on own capital	644,418	60,014	52,913	-	11,718
Accrued payroll costs	22,527	19,921	82,562	6,869	2,247
Pension plan and other post-retirement benefits	25,785	24,771	77,143	5,768	153
Account for compensation of "Portion A"	-	-	110,498	-	-
Regulatory charges	9,887	1,300	48,570	-	416
Electric efficiency and development research	28,019	10,737	133,282	-	2,278
Other	11,013	1,355	24,212	659	218
	935,288	151,918	1,700,675	18,798	103,245
NON-CURRENT
Loans and financing	301,684	63,771	98,657	-	75,078
Debentures	-	-	-	-	262,550
Provision for contingencies	27,080	33,899	133,317	842	3,053
Intercompany receivables	-	69,217	-	-	511,527
Suppliers	189,983	-	62,863	-	267
Taxes and social contributions	-	-	15,126	-	8,957
Pension plan and other post-retirement benefits	112,284	100,816	262,202	18,772	1,685
Account for compensation of "Portion A"	-	-	52,053	-	-
Other	8,960	-	-	-	-
	639,991	267,703	624,218	19,614	863,117
SHAREHOLDERS' EQUITY
Capital stock	2,338,932	772,389	1,607,168	187,894	586,975
Income reserves	170,301	222,134	82,118	-	81,914
Accrued (losses) income	-	-	-	(4,308)	-
	2,509,233	994,523	1,689,286	184,287	668,889

TOTAL	4,084,512	1,414,144	4,014,179	222,699	1,906,273

GER: Geração. TRA: Transmissão. DIS: Distribuição. TEL: Telecomunicação. PAR: Participações

SUMMARIZED FINANCIAL STATEMENTS
as of December 31, 2006
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

INCOME STATEMENT	GER	TRA	DIS	TEL	PAR

Receita Operacional
Electricity sales to final customers	133,822	-	5,346,082	-	24,127
Electricity sales to distributors	1,161,336	-	105,704	-	196,719
Use of transmission plant	-	429,906	148,452	-	-
Other	8,194	2,822	55,084	-	120
	1,303,352	432,728	5,655,322	88,799	458,138

Deductions from operating revenues	(173,199)	(43,147)	(1,738,390)	(12,185)	(69,797)

Net operating revenues	1,130,153	389,581	3,916,932	76,614	388,341

Operating costs and expenses
Eletricity purchased for resale	(69,324)	-	(1,538,928)	-	(4,275)
Charges for the use of transmission grid	(187,154)	-	(631,850)	-	(10,365)
Payroll and pension plan	(112,732)	(95,108)	(458,719)	(30,001)	(13,199)
Material	(8,581)	(3,819)	(53,688)	(1,321)	(443)
Raw material and supplies for generation of electricit	270,461	-	-	-	-
Third-party services	(51,804)	(17,291)	(173,010)	(6,541)	(8,787)
Depreciation and amortization	(103,088)	(40,987)	(157,853)	(26,938)	(43,529)
Regulatory charges	(43,260)	(3,431)	(450,431)	-	(1,996)
Electric efficiency and development research	(11,341)	(3,886)	(34,976)	-	(2,062)
Taxes	(787)	(1,112)	(2,868)	(597)	(226)
Provisions and reversions	23,637	(14,397)	(93,337)	(783)	-
Expenses recoverable	18,749	387	27,059	21	58
Other	(14,391)	(5,664)	(44,686)	(2,705)	1,380
	(289,615)	(185,308)	(3,613,287)	(68,865)	(261,146)

Result of operations	840,538	204,273	303,645	7,749	127,195

Financial income (expenses)
Financial income	395,132	8,428	292,835	923	17,025
Financial expenses	(64,867)	(17,708)	(208,656)	(2,745)	(51,087)
	330,265	(9,280)	84,179	(1,822)	(34,062)

Operating income (expenses)	1,170,803	194,993	387,824	5,927	86,641

Non-operating income (expenses)	(319)	(794)	(6,201)	(64)	(15,994)

Income (loss) before income tax	1,170,484	194,199	381,623	5,863	70,647

Income tax and Social contribution	(320,292)	(26,672)	(96,944)	(1,134)	(20,178)

Net income (loss)	850,192	167,527	284,679	4,729	36,581

GER: Geração. TRA: Transmissão. DIS: Distribuição. TEL: Telecomunicação. PAR: Participações

9. CASH FLOW

COMPANHIA PARANAENSE DE ENERGIA CNPJ 76.483.817/0001 -20 Public Company - CVM 1431-1 www.copel.com copel@copel.com

STATEMENT OF CASH FLOW
as of December, 31, 2006 and 2005
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

	Consolidated

	2006	2005

OPERATING ACTIVITIES	1.014.185	1.082.127

Net income for the period	1.242.680	502.377
Non-cash expenses (revenues)	735.587	525.844
Provision (reversion) for doubtful accounts	65.499	25.502
Depreciation and Amortization	372.395	328.906
Long-term monetary variation - net	(14.751)	(38.942)
Equity Result	1.118	(13.501)
Deferred Income tax and social contribution	123.079	(38.363)
Provision for long-term liabilities	(5.875)	216.321
Regulatory assets write-offs - Pasep/Cofins	46.226	-
Permanent assets write-offs, net	14.721	18.284
Intangible, deferred and other non current assets write-offs - net	210	201
Goodwill amortization	5.374	4.808
Minority interets	127.591	22.628
Current asset variation	(72.770)	3.111
Current liability variation	(823.920)	148.236
Long-term asset investment	(76.352)	(97.441)
Increase in long term assets	8.960	-

INVESTMENT ACTIVITIES	(1.049.351)	(622.771)

Interest in Subsidiaries:	(534.546)	(2.707)
Disposal of investments	-	146
Dividends and interest on own capital	15.376	3.797
Investment in fixed assets
In generation	(41.925)	(20.686)
In generation (Centrais Elétricas do Rio Jordão S.A. - Elejor)	(59.816)	(219.197)
In transmission	(142.840)	(147.608)
In distribution	(282.158)	(241.017)
In telecom	(30.132)	(23.110)
In gas plumbing (Companhia Paranaense de Gás - Compagas)	(10.902)	(8.988)
General facilities	(5)	-
Consumers' contribution	43.489	39.675
Investments in intangible assets	(5.747)	(2.324)
Deffered investment	(145)	(752)

FINANCING ACTIVITIES	407.404	139.318

Loans and financing	(77.164)	(475.511)
Debentures	602.565	714.709
Dividends	(117.997)	(99.880)

TOTAL CHANGE IN CASH POSITION	372.238	598.674

Cash position - beginning of the period	1.131.766	533.092
Cash position - end of the period	1.504.004	1.131.766

Cash variation	372.238	598.674

Note: Statement in compliance with the Electric Power Public Services Accounting Manual, approved by
Resolution # 444/2001 issued by Aneel, published in the Official Federal Gazette - DOU on October 29, 2001.

4Q06 RESULTS
CONFERENCE CALL

Presentation: Mr. Paulo Roberto Trompczynski. CFO and IRO

Date & Time:	Thursday, March 29, 2007
11.00 a.m. (Brasília time)

Number:	(55) (11) 2101-4848

The conference call will also be broadcast through the internet, on
www.copel.com/ir.

Please connect 15 minutes prior to the call.

Investor relations - COPEL
ri@copel.com

Phone	Fax
(55 41) 3222-2027	(55 41) 3331-2849

Statements contained in this press release may contain information which is forward-looking and reflects management’s current view and estimates of future economic circumstances. industry conditions. company performance. and financial results. Any statements. expectations. capabilities. plans and assumptions contained in this press release that do not describe historical facts. such as statements regarding the declaration or payment of dividends. the direction of future operations. the implementation of principal operating and financing strategies and capital expenditure plans. the factors or trends affecting financial condition. liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will ac tually occur. The statements are based on many assumptions and factors. including general economic and market conditions. industry conditions. and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.